Rio Narcea Gold Mines, Ltd.

C/ Secundino Roces Riera, 3-20 • Centro  de Empresas Asipo I

Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain

Tel: (34) 98 573 33 00 •  Fax: (34) 98 573 33 01

Email: info@rngm.com  •  Web: www.rionarcea.com

October 23, 2006                                                                                                Trading Symbol: TSX: RNG

                                                                                                                                     Amex: RNO

Rio Narcea Gold Mines, Ltd. Third Quarter

Financial Results Conference Call and Webcast

November 10, 2006

Toronto, Ontario  – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) today announced that it will release its third quarter 2006 results on Thursday, November 9th, after market close.

Rio Narcea senior management will host a conference call the next morning, Friday, November 10th, at 9:00am ET to discuss its financial results and operating activities.

Conference Call:

To access the live conference call, please dial 416-695-5261 or 1-877-461-2816 on November 10, 2006 at 9:00am.

For a replay of the call, please dial 416-695-5275 or 1-888-509-0081 and enter the passcode: 632593. The call will be archived on this instant replay until November 17, 2006.

Webcast:

There will be a live webcast of the conference call.  You can access this webcast by clicking on the following link or by signing in directly through the Rio Narcea Website.

http://events.onlinebroadcasting.com/rionarcea/111006/index.php

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania.  The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain and gold at it’s at El Valle and Carlés projects in northern Spain.  Closure of the northern Spanish gold mines is planned for by the end of 2006.  Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

For further information please contact:

Omar Gomez
C.F.O.

Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com